SALT FUNDS TRUST

Form of Fee Waiver & Contribution Agreement

[    ], 2019

THIS FEE WAIVER & CONTRIBUTION AGREEMENT (the “Agreement”) is entered into by and between Salt Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the Salt Low truBeta US Market ETF (the “Fund”), a series of the Trust, and Salt Financial LLC (the “Adviser”), the Fund’s investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to temporarily reduce the fee paid by the Fund to the Adviser and to require the Adviser to make an ongoing contribution to the Fund’s assets during the term of this Agreement; and

WHEREAS, the fee waiver and contribution set forth in this Agreement will result in the Fund having a negative expense ratio during the term of this Agreement;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1. FEE WAIVER. The Adviser agrees to waive the Fund’s full unitary management fee of 0.29% of the Fund’s average daily net assets on the first $100 million in net assets effective as of the commencement of the Fund’s investment operations (the “Fee Waiver”). The Adviser shall not be permitted to recoup or recapture the Fee Waiver at any time.
2. CONTRIBUTION. The Adviser agrees to contribute to the Fund’s assets an amount equal to an annual rate of 0.05% of the Fund’s average daily net assets on the first $100 million in net assets (i.e., up to $50,000 per annum) effective as of the commencement of the Fund’s investment operations (the “Contribution”). The Adviser shall not be permitted to recoup or recapture the Contribution at any time.  The Fund shall accrue the Contribution amount daily and the Adviser shall pay to the Fund the Contribution amount so accrued in each calendar month within 15 days of the end of such month.
3. EXAMPLE. For the avoidance of doubt, the Fee Waiver and Contribution apply only on the first $100 million of the Fund’s net assets each day during the term of this Agreement. For example, if the Fund maintained net assets of $200 million each day during the term of this Agreement, the expense ratio would be -0.05% on the first $100 million and 0.29% on the second $100 million for an effective net expense ratio of 0.12% during the term of this Agreement.
4. TERM. The Fee Waiver and Contribution shall remain in effect from the commencement of the Fund’s investment operations until at least April 30, 2020, unless sooner terminated by the Trust as provided herein.
5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser or such shorter period as to which the parties may agree. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

Fee Waiver & Contribution Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, as of the date first written above.

SALT FUNDS TRUST on behalf of the Salt Low truBeta US Market ETF Alfred Eskandar Chairman and President	SALT FINANCIAL LLC Anthony Barchetto Chief Executive Officer & Chief Investment Officer

Fee Waiver & Contribution Agreement